Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

MAY NEWSLETTER

June 5, 2005

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Share Prices

The Kimber share price had a strong move to C$3.95 in April before some (very understandable) profit-taking took it back to around C$3.00. Then, when the gold price dropped in mid May, we were caught in the downdraft along with most of the industry. We are fortunate in having a strong treasury (C$16.5M at month-end). This allows us to carry on with the task in hand which is to add value in two ways: by increasing the number of resource ounces and by advancing a good portion of them to feasibility as soon as possible.

Politics in Latin America

Events in Venezuela, Bolivia, and Peru have prompted a request for a comment in our monthly newsletter on how Mexico may be affected by the recent anti-business sentiment in some South America countries. For several reasons, politics in Mexico is not a topic of concern to us. First, along with the United States and Canada, Mexico is a signatory of NAFTA, the North American Free Trade Agreement. Foreign Direct Investment in Mexico between 1994 and June 2005 has amounted to $156 billion, most of it from the USA. It seems unlikely that Mexico will turn away from this engine of prosperity. The benefits are evident. Much of the part of Mexico with which we are familiar is a developed country with a burgeoning middle class, well-engineered highways, an efficient civil service, and an effective legal system. One independent opinion on Mexico as a place in which to do business is provided by the Annual Survey of Mining Companies published by the Fraser Institute. Unlike several South America countries, Mexico is rated highly as a jurisdiction favourable for mining. The Economist magazine (May 28) provides another opinion: “Although it is a closely contested race, the presidential election of July 2006 is not expected to destabilize the economic environment.”

Types of Drilling

From time to time Kimber is asked to compare reverse circulation (“RC”) drilling with core drilling for resource estimation. Core drilling has been the principal tool for most base metal and high grade gold deposits since the middle of the last century. It remains the standard type of drilling for high grade gold deposits in the Archean terrains of Canada and elsewhere.  Percussion drilling was used to a lesser extent because it did not reveal geological details and the samples it provided were sometimes made unreliable by downhole contamination. The reverse circulation adaptation to percussion drilling, in which the rock chips are blown back up the inside of the drill casings instead of up the outside of the drill casings, addressed the contamination problem and became widely used in the US southwest, where it remains the tool of choice for testing and sampling disseminated gold deposits. RC drilling is cheaper, needs less or no water, and provides a large enough sample for statistical reliability. It requires a different and more demanding sampling procedure than core drilling, the absence of which may produce incorrect results.

The comparative merits of RC and Core drilling for estimating resources of deposits which incorporate significant zones of low grade gold are best addressed by comparing the precision of each method. The standard way to do this is to plot precision using a “Thompson-Howarth” diagram. This and other aspects of Reverse Circulation and Core drilling on the Carmen deposit are available on the website at http://www.kimberresources.com/rcvscore.html .

Staff Change

Roger Connors, who held the position of Comptroller, left Kimber during the month. We could always count on Roger to make himself available for additional, non-financial tasks. These included providing enthusiastic help with conferences and road shows and making a key contribution to Kimber’s success in obtaining a listing on the American Stock Exchange last year. We wish Roger well in the next phase of his career.

Investor Relations

Kimber attended and made a presentation at the Hard Asset conference in New York and held introductory meetings with fund managers and financial institutions in London, Zurich, Geneva and Oslo.

Other Companies

With increasing frequency we are getting requests from companies larger than Kimber to visit the property and inspect the data base.  Subject to a Confidentiality Agreement being signed, we encourage such visits.

Drilling

Drilling continues with one reverse circulation drill on the Carmen, and one on the Carotare. One core rig remains on the Carmen. All drills are working two shifts (24 hours), 20 days on, 10 days off.  The long-awaited third RC drill is now expected later this month.

Robert Longe P.Eng

President and CEO

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining.  Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The initial resource estimate on Carotare was reported in November 2005. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified.  For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Director, Investor Relations

or

Robert Longe P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.